News Release 19-18

August 8, 2019

SSR MINING REPORTS SECOND QUARTER 2019 RESULTS

VANCOUVER, B.C. - SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) reports consolidated financial results for the second quarter ended June 30, 2019.

Paul Benson, President and CEO said, "The operations continued to deliver with nearly 100,000 gold equivalent ounces produced in the quarter at slightly better all-in sustaining costs. Our exploration announcement last month highlighted the prospectivity at our key operating assets, as well as our ability to continue investing to extend mine life due to our strong balance sheet. This financial strength is allowing us to expand our land positions and maintain exposure to high grade development projects like Las Chispas, through our investment in SilverCrest. Our continued operational delivery positions us to achieve guidance and, coupled with our announcements, allows us to add shareholder value again in 2019."

Second Quarter 2019 Highlights:
(All figures are in U.S. dollars unless otherwise noted)

▪	On track for higher annual gold equivalent production: Achieved quarterly consolidated production of 98,334 gold equivalent ounces at cash costs of $775 per payable ounce of gold sold.(1)

▪
Improved financial performance: Reported positive income from mine operations at all three operations totaling $29.8 million, net income of $12.4 million and adjusted attributable net income of $17.8 million or $0.15 per share.(1)

▪	Solid production at the Seabee Gold Operation: Produced 26,539 ounces of gold at cash costs of $526 per payable ounce of gold sold.(1)

▪
Strong operating performance at the Marigold mine: Produced 54,922 ounces of gold at cash costs of $835 per payable ounce of gold sold, while placing 28% more ore on leach pads than the first quarter at lower unit mining costs and at higher gold grade.(1)

▪
Increased sales at lower costs at Puna Operations: Produced 1.5 million ounces of silver at lower cash costs of $9.80 per payable ounce of silver sold and achieved silver sales of 2.7 million ounces.(1)

▪	Maintained strong balance sheet and liquidity: Reported cash balance of $452 million and $75 million of undrawn credit facility.

▪
Acquired 8,900 hectares contiguous to the Marigold mine: Attractive land package on trend with several zones of gold mineralization, net of a net smelter returns ("NSR") royalty. Consideration totaled $22 million in cash and assumption of long term environmental and reclamation obligations.

▪	Published inaugural Sustainability Report: Report outlines our approach to sustainability and underscores our commitment to transparency with our stakeholders.

▪	Increased production guidance: We expect to produce 400,000 gold equivalent ounces in 2019 due to strong production results at all three mines.

Subsequent to Second Quarter 2019:

▪
Announced agreement to acquire remaining 25% interest in Puna Operations for aggregate consideration of $34 million: Provides near-term, low-risk silver production growth and simplifies management structure.

▪
Exercised equity participation right in SilverCrest Metals financing: Maintained our exposure to the high grade, developable Las Chispas project through the purchase of additional common shares for total consideration of up to $3.5 million.

▪	Exploration success at Red Dot deposit: We expect to extend the current Marigold life of mine plan into the early 2030's without the need for expansion capital with Red Dot phases 1, 2 and 3.

(1)
We report the non-GAAP financial measures of cash costs per payable ounce of gold and silver sold and adjusted attributable net income to manage and evaluate operating performance at the Marigold mine, the Seabee Gold Operation and Puna Operations. See “Cautionary Note Regarding Non-GAAP Measures”.

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Marigold mine, U.S.

	Three months ended
Operating data	June 30 2019	March 31 2019	December 31 2018	September 30 2018	June 30 2018
Total material mined (kt)	19,254	17,295	17,039	21,284	15,958
Waste removed (kt)	12,185	11,767	11,361	14,411	8,083
Total ore stacked (kt)	7,070	5,528	5,679	6,873	7,875
Strip ratio	1.7	2.1	2.0	2.1	1.0
Mining cost ($/t mined)	1.65	1.73	1.86	1.51	1.92
Gold stacked grade (g/t)	0.38	0.34	0.34	0.32	0.42
Processing cost ($/t processed)	1.01	1.20	1.27	1.12	0.86
Gold recovery (%)	75.0	73.0	72.9	72.3	74.4
General and admin costs ($/t processed)	0.47	0.54	0.51	0.50	0.41

Gold produced (oz)	54,922	53,151	54,306	58,459	49,436
Gold sold (oz)	59,702	55,517	50,550	59,612	46,644

Realized gold price ($/oz) (1)	1,309	1,303	1,227	1,207	1,304

Cash costs ($/oz) (1)	835	812	760	711	700
AISC ($/oz) (1)	1,008	984	995	965	981

Financial data ($000s)
Revenue	78,039	72,263	61,861	71,848	60,752
Income from mine operations	13,939	12,981	9,977	13,254	14,670
Capital expenditures (2)	6,924	3,167	8,328	25,461	14,481
Capitalized stripping	871	2,293	1,208	2,529	850
Exploration expenditures (3)	2,452	3,653	2,096	2,956	3,243

(1)
We report the non-GAAP financial measures of realized gold price, cash costs and all-in sustaining costs ("AISC") per payable ounce of gold sold to manage and evaluate operating performance at the Marigold mine. See “Cautionary Note Regarding Non-GAAP Measures”.

(2)	Includes expansion capital expenditure of $22 million in 2018.

(3)	Includes capitalized and expensed exploration expenditures.

Mine production

In the second quarter of 2019, the Marigold mine produced 54,922 ounces of gold, a 3% increase over the first quarter, mainly due to higher gold grade and ore mined, which was stacked on lower areas of the leach pads. Gold sales for the second quarter totaled 59,702 ounces, 8% higher than the previous quarter as we sold a portion of accumulated bullion inventory.

During the quarter, 19.3 million tonnes of material were mined, an 11% increase compared to the first quarter of 2019, due to improved hauling efficiency and shorter haul distances.

Approximately 7.1 million tonnes of ore were delivered to the heap leach pads at a grade of 0.38 g/t gold in the quarter. This compares to 5.5 million tonnes of ore delivered to the heap leach pads at a gold grade of 0.34 g/t in the first quarter of 2019. The strip ratio was 1.7:1 for the quarter, 19% lower than the prior quarter.

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Mine operating costs

Cash costs and AISC per payable ounce of gold sold and realized gold prices are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Cash costs, which include all costs of inventory, refining costs and royalties, of $835 per payable ounce of gold sold in the second quarter of 2019 were 3% higher than the previous quarter. This was primarily due to higher opening cash costs of leach pad inventory combined with less mining costs being capitalized as stripping in the second quarter compared to the first quarter. Total mining costs of $1.65 per tonne in the second quarter of 2019 were 5% lower than in the previous quarter primarily due to 11% more tonnes mined. Processing and general administrative unit costs were 16% and 13% lower, respectively, in the second quarter than in the first quarter due to higher tonnes stacked while total related costs remained stable.

AISC per payable ounce of gold sold increased in the second quarter of 2019 to $1,008 from $984 in the first quarter due to higher cash costs with higher sustaining capital expenditures, offset by lower capitalized stripping and lower exploration expenditures.

Mine sales

A total of 59,702 ounces of gold were sold at an average realized gold price of $1,309 per ounce during the second quarter of 2019, an increase of 7.5% from the 55,517 ounces of gold sold at an average realized gold price of $1,303 per ounce during the first quarter of 2019. Sales were higher than production during the quarter as finished goods inventory was sold.

Exploration

The main focus of our 2019 exploration program has been to increase Red Dot Mineral Reserves, through completion of geotechnical and QA/QC core drilling to provide sufficient data for detailed mine planning. Ancillary to this has been continued exploration drilling for additional mineral resources north and south of Red Dot, in the Mackay pit and at Valmy and East Basalt areas. During the second quarter, we completed a total of 66 reverse circulation drill holes for 25,167 meters on these targets.

In the first half of 2019, our Red Dot exploration program focused on geotechnical drilling and engineering with the goal of declaring additional Mineral Reserves at Red Dot. We completed preliminary pit designs and related economic evaluations referred to as the Marigold Equipment Replacement Study. These evaluations were completed with strict economic return and investment thresholds and were based on prevailing assumptions, which include a gold price of $1,250 per ounce. Red Dot is anticipated to extend the Marigold mine life into the early 2030’s, without requiring expansion of the mining fleet or the associated expansion capital.

Also, at Marigold, infill drill results for the Mackay pit and the North and South Red Dot areas are expected to add to existing Mineral Reserves and Mineral Resources at year-end 2019. Additional information regarding such drilling was published in our news release dated July 30, 2019.

Exploration and permitting activities are scheduled through the second half of 2019 at the Mackay pit, North and South Red Dot, Valmy, East Basalt, and the newly acquired Trenton Canyon areas, aimed at extending known gold mineralization and discovery. We expect to commence the first phase

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of our exploration program at the Trenton Canyon property, which lies immediately south of Marigold, in the third quarter of 2019.

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Seabee Gold Operation, Canada

	Three months ended
Operating data	June 30 2019	March 31 2019	December 31 2018	September 30 2018	June 30 2018
Total ore milled (t)	88,424	90,756	86,447	88,273	84,010
Ore milled per day (t/day)	971	1,008	940	959	923
Gold mill feed grade (g/t)	9.83	8.59	10.20	9.52	7.95
Mining costs ($/t mined)	53	52	57	48	60
Processing costs ($/t milled)	35	28	26	26	27
Gold recovery (%)	98.4	97.2	97.6	97.1	97.3
General and admin costs ($/t milled)	50	53	63	47	62

Gold produced (oz)	26,539	31,183	20,473	27,831	23,582
Gold sold (oz)	24,276	27,999	21,711	29,175	20,512

Realized gold price ($/oz) (1)	1,329	1,302	1,236	1,210	1,306

Cash costs ($/oz) (1)	526	467	502	447	616
AISC ($/oz) (1)	871	973	743	596	854

Financial data ($000s)
Revenue	32,237	36,431	26,890	35,270	26,706
Income from mine operations	11,762	13,672	7,347	11,061	5,703
Capital expenditures	3,358	8,772	625	968	1,035
Capitalized development	3,345	3,379	2,910	1,812	2,069
Exploration expenditures (2)	2,257	3,172	1,661	2,860	2,745

(1)
We report the non-GAAP financial measures of realized gold price, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Seabee Gold Operation. See “Cautionary Note Regarding Non-GAAP Measures”.

(2)	Includes capitalized and expensed exploration expenditures.

Mine production

Seabee Gold Operation produced 26,539 ounces of gold in the second quarter, a 15% decrease from the first quarter mainly due to timing of gold pours at year-end 2018 that led to higher gold production in the first quarter of 2019. Gold sales totaled 24,276 ounces for the second quarter, a decrease of 13% from the first quarter.

The four new pieces of underground equipment, delivered over the ice road in the first quarter, were commissioned at the beginning of the second quarter and are operating at the Santoy mining complex. The mill achieved an average throughput of 971 tonnes per day over the second quarter, a 4% decline compared to the previous quarter largely due to planned modifications to the electrical distribution system as part of the tailings expansion project. Gold mill feed grade was 9.83 g/t, 14% higher compared to the first quarter and in line with plan. Gold recovery for the second quarter was 98.4%, a 1.2% increase over the first quarter. Mill throughput is expected to increase through the second half of the year relative to the second quarter.

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Mine operating costs

Cash costs and AISC per payable ounce of gold sold and realized gold prices are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Cash costs per payable ounce of gold sold, which include all costs of inventory and refining costs, were $526 in the second quarter of 2019, higher than the $467 in the first quarter of 2019. Higher cash costs per payable ounce sold were primarily the result of incurring similar total operating costs while producing fewer ounces due to lower tonnes at higher grade. Total mining costs were $53 per tonne in the second quarter of 2019, in line with the previous quarter. Processing unit costs increased by 25% in the second quarter of 2019 compared to the first quarter of 2019, due to lower tonnes milled impacted by planned maintenance and expenses related to the seasonal operation of the water treatment facility. General and administrative costs per tonne decreased by 6% in the second quarter of 2019 compared to the first quarter of 2019, due to the annual incentives paid in the first quarter.

AISC per payable ounce of gold sold were $871 in the second quarter of 2019, 10% lower than the $973 in the first quarter of 2019. This decrease was primarily due to the seasonal nature of our sustaining capital expenditures as equipment and materials are purchased primarily in the first quarter of each year for delivery on the ice road.

Mine sales

A total of 24,276 ounces of gold were sold at an average realized gold price of $1,329 per ounce during the second quarter of 2019, compared to the 27,999 ounces of gold sold in the first quarter of 2019, at an average realized gold price of $1,302 per ounce of gold. Gold sales for the second quarter were 13% lower than the first quarter primarily due to lower production.

Exploration

In 2019, the Seabee Gold Operation plans 45,000 meters of underground drilling and 15,000 meters of surface drilling with the objective to increase and convert Mineral Resources into Mineral Reserves near the Santoy mine. During the second quarter of 2019, close to the Santoy mine area, we completed 20,379 meters of surface and underground drilling in 49 holes. Our surface and underground drill activities focused mostly on Santoy Gap hanging wall ("Gap HW") with a smaller number of holes completed on Santoy Gap and Santoy 8A zones. Additional information regarding such drilling was published in our news release dated July 30, 2019. We anticipate that Gap HW will make a positive contribution to Mineral Resources when estimated and reported at year-end 2019.

Greenfields exploration at the Seabee Gold Operation and Fisher property intersected new mineralized zones at the Batman Lake and Mac targets, respectively, where we are targeting new gold discoveries.

In addition, exploration activities outside the Santoy mine area began in June and are focused on mineral resource discovery at the Seabee Gold Operation and the Fisher project. This work comprises field programs of soil geochemistry, prospecting, trenching, and geologic mapping that are conducted from fly-in camps located at strategic points along the Santoy shear. Prospecting work has already located anomalous gold mineralization in bedrock 500 metres north of the Mac area drill intercept previously reported in the first quarter of 2019.

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Puna Operations, Argentina (75% interest)
(amounts presented on 100% basis unless otherwise stated)

	Three months ended
Operating data	June 30 2019	March 31 2019	December 31 2018	September 30 2018	June 30 2018
Total material mined (kt) (1)	3,304	2,618	897	—	—
Waste removed (kt) (1)	3,114	2,469	696	—	—
Strip ratio (1)	16.3	16.5	3.5	—	—
Mining costs ($/t mined) (1)	2.33	2.74	2.61	—	—
Ore milled (kt)	313	345	342	308	396
Silver mill feed grade (g/t)	160	235	133	96	110
Lead mill feed grade (%) (1)	0.71	1.07	0.92	—	—
Zinc mill feed grade (%)	0.46	0.46	1.14	1.25	0.71
Processing costs ($/t milled)	32.57	29.62	22.18	20.87	17.26
Silver recovery (%)	92.4	91.7	81.5	69.9	68.1
Lead recovery (%) (1)	79.4	83.6	83.1	—	—
Zinc recovery (%)	48.1	47.3	49.5	38.1	31.5
General and admin costs ($/t milled)	8.27	8.02	8.16	7.98	7.07

Silver produced ('000 oz)	1,486	2,392	1,189	666	954
Silver sold ('000 oz)	2,679	927	932	623	1,142

Lead produced ('000 lb) (2)	3,879	6,789	2,735	372	—
Lead sold ('000 lb) (2)	7,652	2,977	1,059	—	—

Zinc produced ('000 lb) (3)	1,539	1,640	4,014	3,241	1,520
Zinc sold ('000 lb) (3)	5,757	3,218	1,983	382	—

Realized silver price ($/oz) (4)	14.92	15.35	14.42	15.45	16.49

Cash costs ($/oz) (4)	9.80	9.94	15.02	17.41	14.73
AISC ($/oz) (4)	14.28	19.76	20.45	22.39	17.66

Financial Data ($000s)
Revenue	44,873	17,556	14,961	7,915	16,570
Income (loss) from mine operations	4,126	3,584	(788)	(2,440)	830
Capital expenditures (5)	3,119	1,543	3,849	2,390	2,652
Capitalized stripping	7,302	6,191	—	—	—
Exploration expenditures (5)	65	1	21	6	429

(1)	Data for the fourth quarter of 2018 is for the period subsequent to December 1, 2018, the date upon which commercial production was declared at the Chinchillas mine.

(2)	Data for lead production and sales relate only to lead in lead concentrate.

(3)	Data for zinc production and sales relate only to zinc in zinc concentrate.

(4)
We report the non-GAAP financial measures of realized silver price, cash costs and AISC per payable ounce of silver sold to manage and evaluate operating performance at Puna Operations. See “Cautionary Note Regarding Non-GAAP Measures”.

(5)	Does not include exploration or development of the Chinchillas project.

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Mine production

Puna Operations produced 1.5 million ounces of silver for the second quarter of 2019, 38% lower than the first quarter, mainly due to lower silver grades, consistent with plan, and processing less ore. Silver sales totaled 2.7 million ounces as we began to deliver silver/lead and zinc concentrates into annual contracts with the aim of aligning quarterly production and sales. On an attributable basis, silver production and sales for the second quarter totaled 1.1 million ounces and 2.0 million ounces, respectively.

During the second quarter, ore was milled at an average rate of 3,436 tonnes per day, an 11% decrease compared to the previous quarter, mainly due to maintenance of control systems and continued de-bottlenecking of the new tailings pumping system that is expected to continue through the third quarter of 2019. Processed ore in the second quarter of 2019 contained an average silver grade of 160 g/t, a 32% decrease compared to the first quarter, consistent with the mine plan and average silver reserve grade. The strip ratio during the second quarter was 16:1 as mining of the next phase at the Chinchillas pit continues as planned.

Mine operating costs

Cash costs and AISC per payable ounce of silver sold and realized silver prices are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.
Cash costs, which include cost of inventory, treatment and refining costs, provincial royalties and export duties and by-product credits, were $9.80 per payable ounce of silver sold in the second quarter of 2019, a decline from the $9.94 per payable ounce of silver sold in the first quarter of 2019 principally due to lower mining costs and an increase in by-product revenue. This benefit was partly offset by an increase in processing and general and administrative unit costs by 10% and 3%, respectively, when compared to the previous quarter.
AISC per payable ounce of silver sold in the second quarter of 2019 was $14.28, 28% lower than $19.76 in the first quarter of 2019. The decrease in AISC was primarily due to an increase in silver ounces sold during the period.

Mine sales

Silver sales totaled 2.7 million ounces and attributable sales were 2.0 million ounces in the second quarter of 2019, each a 189% increase from the first quarter of 2019. Lead sales totaled 7.7 million pounds and attributable sales were 5.7 million pounds in the second quarter of 2019, each a 157% increase from the first quarter of 2019. Zinc sales totaled 5.8 million pounds and attributable sales were 4.3 million pounds in the second quarter of 2019, each a 79% increase from the first quarter of 2019.

Chinchillas project, Argentina

Construction advanced with the completion of the in-pit tailings pumping system that was commissioned in the first quarter of 2019. Optimization of the operating efficiency and reliability of the system is ongoing.

The power generation was permanently connected to the medium voltage line to the Chinchillas mine during the second quarter.

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Infrastructure works at the Chinchillas site saw significant progress with the completion of the effluent treatment plant, external services, external illumination, dining room, change house, offices, warehouse and fuel plant. Work continues on the nitrate storage and diesel fueling station. At the Chinchillas truck shop, installation of the equipment doors, special installations and bridge crane is expected to be completed in the third quarter. The project remains on budget.

Outlook

This section of the news release provides management's production, cost, capital, exploration and development expenditure estimates for 2019. Please see “Cautionary Note Regarding Forward-Looking Statements.”

Due to strong asset operating performance in the first half of 2019 combined with continued positive momentum at our operations, we are revising certain guidance metrics as follows:

Revised Operating Guidance		Marigold mine	Seabee Gold Operation	Puna Operations (4)
Gold Production	oz	205,000 - 220,000	100,000 - 110,000	—
Silver Production	Moz	—	—	6.5 - 7.5
Lead Production	Mlb	—	—	20.0 - 22.0
Zinc Production	Mlb	—	—	7.0 - 9.0
Cash Cost per Payable Ounce Sold (1)	$/oz	780 - 800	475 - 505	9.75 - 11.25
Sustaining Capital Expenditures (2)	$M	35	25	15
Capitalized Stripping / Capitalized Development	$M	15	12	24
Exploration Expenditures (3)	$M	9	6	1

(1)
We report the non-GAAP financial measure of cash costs per payable ounce of gold and silver sold to manage and evaluate operating performance at the Marigold mine, the Seabee Gold Operation and Puna Operations. See “Cautionary Note Regarding Non-GAAP Measures”.

(2)	Sustaining capital expenditures for Puna Operations exclude initial capital expenditures related to the development of the Chinchillas project.

(3)	Includes capitalized and expensed exploration expenditures.

(4)	Figures shown on a 100% basis. We own 75% of Puna Operations.

Marigold mine production guidance is increased to between 205,000 and 220,000 ounce of gold reflecting the higher ounces stacked on the leach pads earlier in 2019 due to pit optimization. Our cash cost guidance range is narrowed and raised to between $780 and $800 per payable ounce of gold sold. Sequencing of waste mining to optimize pit values has reduced capitalized stripping costs, increasing the amount remaining in cost of inventory. Guidance for capitalized stripping has been commensurately reduced from $20 million to $15 million. In addition, higher gold prices will impact reported cash costs at Marigold which include an approximate aggregate 10% NSR royalty and, therefore, every $100 increase in gold price increases cash costs by approximately $10 per payable ounce of gold sold.

Similarly, Seabee Gold Operation guidance range is improved with the production range increased to between 100,000 and 110,000 ounces due to higher mined grades. As a result of such higher mined grades, cash cost guidance is reduced to between $475 and $505 per payable ounce of gold sold, further demonstrating its position as a high margin operation.

With the start-up of commercial operations at the Chinchillas mine on December 1, 2018, actual operating performance is reflected in revised Puna Operations guidance. Zinc recovery from the Chinchillas ore has been lower than projected, reflecting both our focus on increasing silver recovery

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above pre-feasibility study estimates, and lower than expected performance of the zinc circuit to date.

Due to these factors, silver production guidance has been increased to between 6.5 and 7.5 million ounces with zinc production decreased to between 7 and 9 million pounds. Lead production has been adjusted marginally to between 20 and 22 million pounds. The resulting lower base metal by-product credits combined with actual unit cost performance result in cash cost guidance increasing to between $9.75 and $11.25 per payable ounce of silver sold. The mine remains on an aggressive stripping schedule for the balance of 2019 with capitalized stripping increasing by $4 million to $24 million.

We now expect to produce in 2019, on a consolidated basis, 400,000 gold equivalent ounces at gold equivalent cash costs of between $710 and $760 per payable ounce sold.

Gold equivalent figures for our 2019 operating guidance are based on a gold-to-silver ratio of 85:1. Cash costs and capital expenditures guidance is based on an oil price of $65 per barrel and exchange rate of 1.25 Canadian dollars to one U.S. dollar.

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Consolidated Financial Summary
(presented in thousands of U.S. dollars, except for per share value)

Selected Financial Data (1)
	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	$	$	$	$
Revenue	155,149	104,028	281,399	201,930
Income from mine operations	29,827	21,203	60,064	38,434
Gross margin (%)	19	20	21	19
Operating income	19,591	8,883	39,219	16,614
Net income	12,414	2,607	18,146	285
Basic attributable income per share	0.09	0.04	0.14	0.03
Adjusted attributable income before tax	18,426	13,051	38,988	19,787
Adjusted attributable net income	17,788	12,080	34,004	17,742
Adjusted basic attributable income per share	0.15	0.10	0.28	0.15
Cash generated by operating activities	33,367	17,132	33,064	28,139
Cash generated by (used in) investing activities	(44,955)	1,731	(78,717)	3,118
Cash generated by financing activities	791	4,248	78,232	6,164

Financial Position	June 30, 2019		December 31, 2018
Cash and cash equivalents		452,160		419,212
Marketable securities		37,712		29,542
Current assets		798,010		733,119
Current liabilities		198,325		83,254
Working capital		599,685		649,865
Total assets		1,650,222		1,521,138

(1)
We report non-GAAP financial measures including income from mine operations, operating income, adjusted attributable income before tax, adjusted attributable net income, adjusted basic attributable income per share, and working capital to manage and evaluate our operating performance. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Quarterly financial summary

Revenue in the second quarter of 2019 increased 49% relative to the comparative quarter of 2018 due to an increase in sales at Puna Operations, as we began to deliver silver/lead and zinc concentrates into annual contracts, as well as an increase in gold sales at the Marigold mine and Seabee Gold Operation due to an increase in gold production.

Income from mine operations in the second quarter of 2019 generated a gross margin of 19%, in line with the 20% gross margin generated in the second quarter of 2018. Relative to the prior quarter, income from mine operations generated by the Seabee Gold Operation and Puna Operations were higher, while the Marigold mine generated a lower gross margin due to higher cost of sales, offset partially by a slightly higher realized gold price.

In the second quarter of 2019, we generated net income of $12.4 million, an increase compared to net income of $2.6 million in the second quarter of 2018.

Cash generated from operating activities in the quarter increased to $33.4 million compared to $17.1 million generated in the second quarter of 2018. Both the Seabee Gold Operation and Puna Operations had higher sales at lower unit costs while the Marigold mine had higher gold sales at

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higher unit costs. Cash from operating activities was negatively impacted by a $11.4 million increase in non-cash working capital, compared to a $4.4 million increase in the second quarter of 2018, due primarily to an increase in trade receivables in the second quarter of 2019 related to concentrates sales from Puna Operations.

Investing activities used $45.0 million of cash in the second quarter of 2019. This included expenditures of $9.1 million on property, plant and equipment, $22.0 million to acquire the Trenton Canyon and Buffalo Valley properties (the "Properties"), capitalized stripping costs of $7.3 million and $4.8 million on the Chinchillas project. This compared to $1.7 million generated from investing activities in the second quarter of 2018. In the second quarter of 2018, we received $35.4 million from the sales of common shares of Pretium Resources Inc. ("Pretium"), which was partially offset by investing $11.4 million in property, plant and equipment, and $16.1 million on the Chinchillas project.

Cash generated from financing activities was $0.8 million in the second quarter of 2019, compared to cash generated of $4.2 million in the second quarter of 2018.

Year-to-date financial summary

Revenue in the first half of 2019 increased by 39% compared to the first half of 2018 due to a 63% increase in payable ounces of silver sold at Puna Operations, offset partially by lower realized silver price, as well as an increase in payable ounces of gold sold at the Marigold mine and Seabee Gold Operation by 30% and 29%, respectively, partially offset by lower realized gold price.

Income from mine operations in the first half of 2019 generated a gross margin of 21%, compared to a 19% gross margin in the first half of 2018, primarily due to lower cost of sales at the Seabee Gold Operation and Puna Operations, partially offset by higher cost of sales at the Marigold mine. Net income in the first half of 2019 was $18.1 million, compared to net income of $0.3 million in the first half of 2018.

Cash generated by operating activities in the first half of 2019 increased to $33.1 million compared to $28.1 million in the first half of 2018. Both the Seabee Gold Operation and Puna Operations had higher sales at lower unit costs while the Marigold mine had higher gold sales at higher unit costs. Investing activities used $78.7 million in the first half of 2019 compared to generating $3.1 million in the first half of 2018. In the first half of 2019, we invested $22.3 million in property, plant and equipment, $22.0 million to acquire the Properties, $15.8 million in capitalized stripping costs and $11.0 million in the Chinchillas project. We also received $5.7 million from our joint venture partner for its share of development costs related to the Chinchillas project in the first half of 2019. In the first half of 2018, we received $63.4 million from the sales of common shares of Pretium, which was partially offset by investing $20.2 million in property, plant and equipment, and $27.8 million on the Chinchillas project.

Corporate summary

SSR Mining has an experienced management team of mine-builders and operators with proven capabilities. We have a strong balance sheet with $452.2 million in cash and cash equivalents as at June 30, 2019. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

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On March 19, 2019, we issued $230.0 million aggregate principal amount of 2.50% unsecured convertible senior notes (the “2019 Notes”) for net proceeds of $222.9 million after payment of commissions and expenses related to the offering.

Of the proceeds from the 2019 Notes, $152.3 million was used to repurchase, in separate privately negotiated transactions, $150 million of our outstanding $265 million 2.875% senior convertible notes.

On June 27, 2019, we acquired approximately 8,900 hectares contiguous to the Marigold mine, comprised of a 100% interest in the Trenton Canyon and Buffalo Valley properties from Newmont Goldcorp Corporation and Fairmile Gold Mining, Inc., net of a 0.5% NSR royalty on the Properties. The aggregate purchase price included $22 million in cash and the assumption of related long-term environmental and reclamation obligations with a carrying value of approximately $13 million at June 30, 2019. The acquisition of the Properties increases Marigold's land position by 84%, provides an opportunity to increase gold mineral resources and adds multiple zones of mineralization as potential exploration targets.

On July 22, 2019, we entered into a definitive agreement (the "Agreement") whereby we will acquire the remaining 25% interest in Puna Operations Inc. from Golden Arrow Resources Corporation ("Golden Arrow") for aggregate consideration totaling approximately $34 million (the "Transaction"). The Transaction allows us to consolidate ownership in Puna Operations and streamline our reporting structure, allowing for cost savings and operational flexibility. The Transaction also provides us with near-term low-risk silver production growth, with our 2019 annual silver production expected to increase to 7.0 million ounces, based on mid-point of our revised guidance. Under the terms of the Agreement, aggregate consideration will consist of the following:

▪	$2.3 million in cash payable upon closing of the Transaction;

▪	Cancellation of the outstanding principal and accrued interest on the $10 million non-revolving term loan to Golden Arrow;

▪
Approximately $20 million in common shares of SSR Mining determined by the 20-day volume weighted average price of our common shares on the Toronto Stock Exchange ending on the last trading day prior to the closing date of the Transaction;

▪	Payment of Golden Arrow's portion of any cash calls made by Puna Operations under the shareholders' agreement until the closing of the Transaction; and

▪	Transfer to Golden Arrow for cancellation of the 4,285,714 common shares of Golden Arrow held by us, which have an approximate value of $0.8 million.

Completion of the Transaction is subject to approval by the Golden Arrow shareholders, regulatory approvals and other customary closing conditions. The Transaction includes customary provisions, including non-solicitation of alternative transactions and a break-up fee. The Transaction is expected to close in the fourth quarter of 2019.

On July 23, 2019, we elected to exercise our equity participation right pursuant to our agreement with SilverCrest Metals Inc. ("SilverCrest") dated November 28, 2018 to purchase between 718,000 and 780,000 common shares of SilverCrest (the total number of common shares purchased will depend on whether the over-allotment option under the Offering is exercised) on the same terms as the bought deal offering announced by SilverCrest on July 23, 2019 (the "Offering"), subject to closing of the Offering. The additional shares will be acquired at a price of C$5.85 per common share for total consideration of between $3.2 million and $3.5 million. Upon closing, we will own

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approximately 9.9% of the issued and outstanding common shares of SilverCrest on a non-diluted basis.

Qualified Persons
The scientific and technical information contained in this news release relating to the Marigold mine has been reviewed and approved by Greg Gibson, P.E. and James N. Carver, each of whom is a SME Registered Member and a qualified person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Gibson is our General Manager and Mr. Carver is our Chief Geologist at the Marigold mine. The scientific and technical information contained in this news release relating to the Seabee Gold Operation has been reviewed and approved by Cameron Chapman, P.Eng., and Jeffrey Kulas, P.Geo., each of whom is a qualified person under NI 43-101. Mr. Chapman is our General Manager and Mr. Kulas is our Manager Geology, Mining Operations at the Seabee Gold Operation. The scientific and technical information contained in this news release relating to Puna Operations has been reviewed and approved by Robert Gill, P.Eng., and F. Carl Edmunds, P.Geo., each of whom is a qualified person under NI 43-101. Mr. Gill is our General Manager at Puna Operations and Mr. Edmunds is our Vice President, Exploration.

Management Discussion & Analysis and Conference Call

This news release should be read in conjunction with our unaudited Condensed Consolidated Interim Financial Statements and our Management's Discussion and Analysis as filed with the Canadian Securities Administrators and available at www.sedar.com or our website at www.ssrmining.com.

▪	Conference call and webcast: Friday, August 9, 2019, at 11:00 am ET.

Toll-free in U.S. and Canada:	+1 (800) 319-4610
All other callers:	+1 (416) 915-3239
Webcast:	http://ir.ssrmining.com/investors/events

▪	The conference call will be archived and available on our website. Audio replay will be available for two weeks by calling:

Toll-free in U.S. and Canada:	+1 (855) 669-9658, replay code 3359
All other callers:	+1 (412) 317-0088, replay code 3359

About SSR Mining

SSR Mining Inc. is a Canadian-based precious metals producer with three operations, including the Marigold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the 75%-owned and operated Puna Operations joint venture in Jujuy, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: SSR Mining Inc.

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For further information contact:
W. John DeCooman, Jr.
Senior Vice President, Business Development and Strategy
SSR Mining Inc.
Vancouver, BC
Toll free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@ssrmining.com

To receive SSR Mining’s news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”) concerning the anticipated developments in our operations in future periods, and other events or conditions that may occur or exist in the future. All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: future production of gold, silver and other metals; improvements to cash costs per payable ounce of gold, silver and other metals sold; the prices of gold, silver and other metals; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for gold, silver and other metals produced by us; our ability to discover and increase Mineral Resources, replace and increase Mineral Reserves, convert Mineral Resources to Mineral Reserves and convert Inferred Mineral Resources to Indicated Mineral Resources at the Marigold mine and the Seabee Gold Operation, including (a) converting Mineral Resources and adding Mineral Reserves at Red Dot at year-end 2019 and increasing Mineral Resources and Mineral Reserves at the Marigold mine at year-end 2019 and (b) increasing Mineral Resources at Santoy Gap Hanging Wall at the Seabee Gold Operation at year-end 2019; expected timing for our exploration program at the Trenton Canyon property in the third quarter of 2019; our expected drill programs at the Marigold mine and the Seabee Gold Operation; estimated mine life, including anticipated extension of the mine life of the Marigold mine into the early 2030’s, without requiring expansion of mining fleet or the associated expansion capital; timing of production at the Marigold mine, the Seabee Gold Operation and Puna Operations; expected increase in mill throughput at the Seabee Gold Operation in the second half of 2019; timing and focus of our exploration and development programs, expected timing of completion of construction milestones at Chinchillas project, including the expectation that the Chinchillas project will remain on budget; ongoing or future development plans and capital replacement, improvement or remediation programs; expected timing of closing the acquisition of the remaining 25% of Puna Operations from Golden Arrow; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrates or other products produced by us; our ability to achieve our production guidance; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, Puna Operations and our projects; our ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; counterparty and market risks related to the sale of our concentrates and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; unpredictable risks and hazards related to the

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development and operation of a mine or mineral property that are beyond our control; reclamation and closure requirements for our mineral properties; potential labour unrest, including labour actions by our unionized employees at Puna Operations; indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; certain transportation risks that could have a negative impact on our ability to operate; assessments by taxation authorities in multiple jurisdictions; recoverability of value added tax and significant delays in the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; fully realizing our interest in deferred consideration received in connection with recent divestitures; fully realizing the value of our shareholdings in our marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition; reputation loss resulting in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects; risks normally associated with the conduct of joint ventures; an event of default under our convertible notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; information systems security threats; conflicts of interest that could arise from certain of our directors’ and officers’ involvement with other natural resource companies; other risks related to our common shares; and those other various risks and uncertainties identified under the heading "Risk Factors" in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission ("SEC").

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management currently considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the metals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms, our ability to continue operating the Marigold mine, the Seabee Gold Operation and Puna Operations, dilution and mining recovery assumptions, assumptions regarding stockpiles, the success of mining, processing, exploration and development activities, the accuracy of geological, mining and metallurgical estimates, no significant unanticipated operational or technical difficulties, maintaining good relations with the communities surrounding the Marigold mine, the Seabee Gold Operation and Puna Operations, no significant events or changes relating to regulatory, environmental, health and safety matters, certain tax matters and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices, foreign exchange rates and inflation rates). You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made. In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of

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mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including cash costs and AISC per payable ounce of precious metals sold, realized metal prices, adjusted attributable income before tax, adjusted basic attributable net income, adjusted attributable income per share and working capital. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures reported by other companies. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements. Readers should refer to “Non-GAAP and Additional GAAP Financial Measures” in Section 8 of our MD&A, available under our corporate profile at www.sedar.com or on our website at www.ssrmining.com, for a more detailed discussion of how we calculate such measures and for a reconciliation of such measures to IFRS terms.

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